

ULTRAPETROL

First Quarter 2009 Earnings Call

May 13, 2009


AMADEO

Forward Looking Statements & EBITDA

Our disclosure and analysis in this presentation concerning our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "projects," "forecasts," "will," "may," "should," and similar expressions are forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flow, working capital, and capital expenditures, they are subject to risks and uncertainties. These forward-looking statements represent our estimates and assumptions only as of the date of this presentation and are not intended to give any assurance as to future results. As a result, you should not place undue reliance on any forward-looking statements. We assume no obligation to update any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors, except as required by applicable securities laws.

Factors that might cause future results to differ include, but are not limited to, the following:

- unexpected future operating or financial results
- delays or increased costs in pending or recent acquisitions, deviations from our business strategy or unexpected increases in capital spending or operating expenses, including drydocking and insurance costs
- changes in general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand
- our ability to obtain additional financing
- changes in our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities
- deviations from our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels' useful lives
- delays or defaults by our contract counter-parties in performing their obligations to us
- loss of one or more key members of our management team
- changes in governmental rules and regulations or actions taken by regulatory authorities
- adverse weather conditions that can affect production of the goods we transport and navigability of the river system
- the highly competitive nature of the oceangoing transportation industry
- the loss of one or more key customers
- unexpected fluctuations in foreign exchange rates and devaluations
- liabilities from future litigation
- other factors discussed in the section titled "Risk factors" in our annual report on form 20-F for the year ended December 31, 2008
- EBITDA consists of net income (loss) prior to deductions for interest expense and other financial gains and losses related to the financing of the Company, income taxes, depreciation of vessels and equipment and amortization of drydock expense, intangible assets, financial gain (loss) on extinguishment of debt and a premium paid for redemption of preferred shares. We have provided EBITDA in this report because we use it to, and believe it provides useful information to investors to evaluate our ability to incur and service indebtedness and it is a required disclosure to comply with a covenant contained in the Indenture governing the Company's 9% First Preferred Ship Mortgage Notes due 2014. We do not intend for EBITDA to represent cash flows from operations, as defined by GAAP (on the date of calculation) and it should not be considered as an alternative to measure our liquidity. This definition of EBITDA may not be comparable to similarly titled measures disclosed by other companies. Generally, funds represented by EBITDA are available for management's discretionary use. EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of our results as reported.

Strong results under difficult economic environment

(In $ 000's)	1Q 09	1Q 08	% Change
Revenues	$57,816	$67,401	-14%
EBITDA as reported (1)	$17,074	$34,257	-50%
Net income as reported	$617	$17,339	-96%
EPS as reported	$0.02	$0.52	-96%
Ex-items			
Non-cash gains on FFAs (2)	-	(11,719)	-
Income tax on exchange variance (3)	151	215	-30%
Adjusted EBITDA (1)	$17,074	$22,538	-24%
Adjusted Net income	$768	$5,835	-87%
Adjusted EPS (In $)	$0.03	$0.18	-83%

- **1Q 09 Net Income includes a $1.9 million loss due to exchange rate fluctuations against the US dollar during 1Q 09**
- **Financial debt reduced by a net figure of $9.2 million in Q1 2009**
- **As of March 31, 2009, we hold cash & cash equivalents of $88.5 million**
- **Recently extended our Share Repurchase Program through September 30, 2009**

(1) A reconciliation of EBITDA and Adjusted EBITDA to US GAAP measures is available on the Appendix to this presentation
(2) Please refer to our 6-K filed May 12, 2009 with US SEC for a full disclosure on non-cash gains and cash settlements on FFAs
(3) Provision for Income Tax on foreign currency exchange gains on U.S. dollar denominated debt of one of our subsidiaries on the Offshore Supply Business



ULTRAPETROL

RIVER BUSINESS

Improving costs and stable pricing

In $ 000's unless indicated otherwise	1Q 09	1Q 08	% Change
Volume loaded (metric tons)	1,034,897	1,136,143	-9%
Revenues	23,276	27,156	-14%
Voyage expenses	(9,792)	(13,555)	-28%
Running costs	(7,949)	(7,954)	-
G&A	(2,562)	(1,820)	41%
Other operating expense	(134)	-	-
Investment in affiliates	(85)	(124)	-31%
Other, net	(179)	(180)	-1%
Segment EBITDA	2,575	3,523	-27%

160,000 tons reduction in iron ore volumes partially mitigated by 65,000 increase in other agricultural products backlog from 4Q 08

2% higher freight rate, however $1.9 million negative effect of fuel pass-through clauses in our freight contracts

- Freight rates (excluding fuel adjustment) have increased marginally
- Costs on a per ton basis are decreasing due to more favorable exchange rates of local currencies and to efficiency gains attributable to the enlargement project and to increases in the size of our larger convoys
- Operating expenses have a large component of fixed costs and increases or reductions in volume significantly affect operating expenses / ton

In $ / ton	1Q 09	FY 08	% Change
Average freight rate[(1)]	24.78	24.15	3%
Other voyage expenses[(2)]	3.95	4.45	-11%
Running Costs	7.68	8.55	-10%

(1) Before fuel adjustment
(2) Other voyage expenses = voyage expenses – fuel costs

In the presence of worst drought in 70 years…

Paraguay: Soybean Seeded Area & Production[1]



Mill. Hectares / Mill. Tons
8
7
6
5
4
3
2
1
0
7.2
2.4
6.2
2.6
6.8
2.8
3.9
2.6
6.5
2007
2008
2009
2010 Est.
Seeded Area
Production

- Soybeans:
  - Droughts continued beyond end of 1Q 09 → worst drought in 70 years
  - USDA former estimate for 2009 was 7.2 million tons → 3.3 million tons lost due to droughts
  - Some private estimates indicate 2009 crop could be as small as 3.0 million tons
  - Given normal rainfall, 2010 production is expected to recover near to 2008 levels
- Iron Ore:
  - During 1Q 09 one of the three Corumba mines remained completely idle and the other two produced reduced volumes
  - Weak outlook for balance of 2009
  - Very low river levels expected in the High Paraguay section of the River for balance of 2009

(1) Source: FAS - USDA

…we are taking the necessary measures to face a challenging year

➢ Actions taken:

- Implemented significant adjustments in expenses for 2009
- Main reductions in personnel, harbor tugs and fleeting expenses

➢ As previously announced we estimate that droughts will impact negatively in our 2009 River Business results reducing EBITDA by approximately $4.0 million / $4.5 million as compared to our 2008 River Business EBITDA

➢ Getting ready for 2010:

- Re-engining project underway → two first large fuel-propelled pushboats operational by 3Q and 4Q 2009
- Re-bottoming program in progress → expect to achieve maximum operational capacity of fleet by 1Q 2010
- New Yard:
  - ✓ steel leveling and cutting works already in progress → barge welding expected to start by 3Q 09
  - ✓ Capital costs lower than expected
  - ✓ Production costs of new barges reduced

ULTRAPETROL

OFFSHORE SUPPLY BUSINESS



Successful hedging strategy maintains solid performance

In $ 000's	1Q 09	1Q 08	% Change
Revenues	9,172	9,187	-
Voyage expenses	(407)	(422)	-4%
Running costs	(4,084)	(3,937)	4%
G&A	(1,291)	(1,612)	-20%
Other operating income	-	1,900	-
Gain on derivative instruments	75	-	-
Net income attributable to noncontroling interest in subsidiaries	(130)	(240)	-46%
Segment EBITDA	3,335	4,876	-32%
Gain on 1Q 09 derivative instruments already accounted for as of Dec 31, 08[1]	1,043	-	-
Segment EBITDA including 1Q 09 gain on derivative instruments already accounted in 4Q 08	4,378	4,876	-10%

FMV as of Dec 31, 08 of British pounds hedges covering 1Q 09 exposure

Difference mainly attributable to remaining £ exposure

- Recently locked-in further gains on British pounds hedges for 2Q 09, 3Q 09 and 4Q 09 of $0.6 million, $0.4 million and $0.4 million, respectively, already accounted for as FMV in 2008 Financial Statements
- *UP Rubi* expected to be delivered in 2Q 09

(1) Please refer to note 8 on page F-27 of our form 20-F filed with the SEC on March 17, 2009

Strategically positioned to profit from Brazilian emerging market

North Sea Market

- North Sea rates are temporarily weak due to excessive capacity → which might be absorbed by other markets such as Brazil or West Africa

Brazilian Market

- Brazilian market remains very attractive
  - As from May 09 extraction phase began at Tupi field, Brazilian largest oil reservoir
  - Petrobras 2009-2013 CAPEX for pre-salt layer projects is $28.9 billion

(In US$ billions)	2009-2013	2009-2020
Petrobras' Expected CAPEX in pre salt layer(1)	28.9	**111.4**
Santos Basin	18.6	98.8
Espiritu Santo Basin	10.3	12.6

  - Our Brazilian vessels and import rights give us a unique position to profit from the current scenario

North Sea & Brazilian Fleets TC Rates



30,000
25,000
20,000
15,000
10,000
5,000
0
US$ / day
25,847
23,937
24,171
20,034
22,387
1Q 08
1Q 09
North Sea Fleet
Brazilian Fleet
£ swap effect

Newbuildings' Expected Deliveries(2)

Vessel	Deck Area	Expected Delivery
UP Rubi	840 m^2	2Q 2009
UP Jasper	1,020 m^2	4Q 2009 / 1Q 2010
UP Turquoise	1,020 m^2	1Q 2010 / 2Q 2010
Indian PSV 1	840 m^2	4Q 2009 / 1Q 2010
Indian PSV 2	840 m^2	2Q 2010
Indian PSV 3	840 m^2	3Q 2010
Indian PSV 4	840 m^2	4Q 2010 / 1Q 2011

(1) As per 2009-2013 Petrobras' Business Plan published in Feb 2009

(2) These dates are practical estimates of commencement of service and do not reflect contractual delivery dates


AUSTRAL

ULTRAPETROL

OCEAN BUSINESS

Strategic FFA and time charter coverage led us to strong results

In $ 000's	1Q 09	1Q 08	% Change
Revenues	25,368	31,058	-18%
Voyage Expenses	(3,314)	(982)	237%
Running Costs	(8,099)	(8,142)	-
G&A	(1,643)	(1,802)	-9%
Other operating income	900	151	496%
Gains on derivatives, net	-	6,311	-
Investment in affiliates	(5)	(50)	-
Other, net	20	5	-
Segment EBITDA	13,227	26,549	-50%
Adjustments:			
Non-cash gains on FFAs	-	(11,719)	-
Adjusted Segment EBITDA	13,227	14,830	-11%

Increase due to *Austral's* Bareboat Charter and to *Princess Marisol's* and *Princess Susana's* COAs

Princess Susana loss of hire insurance proceeds in 1Q 09

Difference due to completion of *Princess Marisol* special survey and to drydocking works of our Product Tanker *Alejandrina* in 1Q 09

Product Tanker Fleet

- Cash flow stability → our four Product Tanker vessels are employed under long term charters
- Recently added a fifth 2008-built vessel to our fleet → consolidating our presence in the region

Capesize Fleet earnings in line with our previous announcements

Previous Estimates (March 13, 2009)



Capesize Fleet Gross Profit Contribution(1)
US$ Million
90
80
70
60
50
40
30
20
10
0
16.6
24.3
79.8
51.4
28.4
2006 3 Ships
2007 3.1 Ships
2008 4 Ships
2009Est. 4 Ships
2010Est. 3 Ships

Actual 1Q 09 and current estimates of GPC based on Baltic Exchange forward assessments as of May 11, 2009



US$ Million
14
12
10
8
6
4
2
0
12.5
12.9
13.0
13.0
1Q 09
2Q 09 E
3Q 09 E
4Q 09 E
TOTAL = $51.4 million

- 73% of '09/'10 remaining Capesize fleet days covered(2)

Industry overview:

- Chinese iron ore inventories decreased significantly and demand is gradually recovering
- Chinese stimulus package strongly focused in infrastructure investment already taking effect
- Increasing cancellations and deletions may partially mitigate oversupply
- A sustained increase in 4CTC levels could benefit the results of our Capesize Fleet

4 Capesize Time Charter Routes Average



US$
50,000
40,000
30,000
20,000
10,000
0
Actual
Future Curve
Dec-08
Jan-09
Feb-09
Mar-09
Apr-09
May-09
2Q 09
3Q 09
4Q 09
Cal 2010

(1) Please refer to slide 19 in our "Fourth Quarter and Fiscal 2008 Earnings Presentation" filed as 6-K with SEC on March 13, 2009

(2) As from March 31, 2009 - Basis 4 vessels in 2009 and 3 vessels in 2010

Expected Expansion CAPEX Program

➤ **2009-2010 Total CAPEX = US$ 168.7 Million**

(All figures in US$ Millions)	2009	2010
River Business		
Shipyard Construction	8.0	-
Re-engining & Re-powering Project	26.6	5.0
Barge Building	8.4	17.5
Barge Enlargement & Re-bottoming	8.0	8.0
Total River Business	51.0	30.5
Offshore Supply Business		
1 PSV Construction in Brazil	3.7	-
4 PSVs Construction in India	30.3	21.7
2 PSVs Construction in China	26.3	5.3
Total Offshore Supply Business	60.3	26.9
Ultrapetrol Total Capital Expenditures	111.3	57.4

- ➤ Estimated Cash & Cash Equivalents as of Mar 31, 2009 of US$ 88.5 million
- ➤ Undrawn portion of DVB / Natixis Financing as of Mar 31, 2009: US$ 76.4 million
- ➤ Substantial additional leverage capacity:
  - Brazilian and Chinese PSV newbuildings not mortgaged to any financing

This table is provided as a general guide of expected Capital Expenditures under the assumption that certain long term strategies are implemented and all assets / ships can be purchased / built at desired prices and delivered within expected timeframes. This program may change in the future according to the view the Company may have of any particular part of our business at a given point in time.

Quarter-on-Quarter Ultrapetrol's Income Statement

(In $ 000's)	1Q 09	1Q 08	% Change
Revenues			
Attributable to River Business	$23,276	$27,156	-14%
Attributable to Offshore Supply Business	9,172	9,187	0%
Attributable to Ocean Business	25,368	31,058	-18%
Total revenues	$57,816	$67,401	-14%
Voyage expenses			
Attributable to River Business	(9,792)	(13,555)	-28%
Attributable to Offshore Supply Business	(407)	(422)	-4%
Attributable to Ocean Business	(3,314)	(982)	237%
Total voyage expenses	($13,513)	($14,959)	-10%
Running costs			
Attributable to River Business	(7,949)	(7,954)	0%
Attributable to Offshore Supply Business	(4,084)	(3,937)	4%
Attributable to Ocean Business	(8,099)	(8,142)	-1%
Total running costs	($20,132)	($20,033)	0%
Amortization of dry dock & intangible assets	(1,083)	(1,412)	-23%
Depreciation of vessels and equipment	(8,902)	(7,663)	16%
Administrative and commercial expenses	(5,496)	(5,234)	5%
Other operating income	766	2,051	-63%
Operating profit	$9,456	$20,151	-53%
EBITDA			
Attributable to River Business	2,575	3,523	-27%
Attributable to Offshore Supply Business	3,335	4,876	-32%
Attributable to Ocean Business	13,227	26,549	-50%
Discontinued operations	(549)	(1,129)	-
Financial income	95	438	-
Other financial expense	(1,609)	-	-
EBITDA	$17,074	$34,257	-50%
Ex-items			
Non-cash gains on FFAs	-	(11,719)	-
Adjusted EBITDA	$17,074	$22,538	-24%

Quarter-on-Quarter Ultrapetrol's Income Statement

(In $ 000's)	1Q 09	1Q 08	% Change
Operating Profit	9,456	20,151	-53%
Financial expense and other financial expenses	(7,673)	(6,461)	19%
Financial income	95	438	-78%
Net gains on derivatives, net	75	6,311	-99%
Investment in affiliates	(90)	(174)	-48%
Other, net	(159)	(175)	-9%
Total other expenses	(7,752)	(61)	-
Income from continuing operations before income taxes	1,704	20,090	-92%
Income taxes	(407)	(627)	-35%
Net income attributable to non controlling interest in subsidiaries	(130)	(240)	-46%
Income from continuing operations	$1,167	$19,223	-94%
EPS (In USD), from cont. operations	$0.04	$0.58	-93%
Loss from discontinued operations	(550)	(1,884)	-71%
Net income attributable to Ultrapetrol (Bahamas) Limited	$617	$17,339	-96%
EPS (In USD) attributable to Ultrapetrol (Bahamas) Limited	$0.02	$0.52	-96%
Non-cash gains on FFAs	-	(11,719)	-
Income tax on exchange variance provision	151	215	-30%
Adjusted Net income attributable to Ultrapetrol (Bahamas) Limited	$768	$5,835	-87%
Adjusted EPS attributable to Ultrapetrol (Bahamas) Limited	$0.03	$0.18	-83%



Ultrapetrol's Balance Sheet

(in $ 000's)	At March 31, 2009	At December 31, 2008	% Change
ASSETS			
Cash & cash equivalents	$88,462	$105,859	-16%
Accounts receivables	20,672	17,782	16%
Receivables from derivative instruments	37,428	44,152	-15%
Other current assets	34,376	40,119	-14%
Total current assets	180,938	207,912	-13%
Vessels and equipment, net	567,705	552,683	3%
Noncurrent other receivables	33,181	36,551	-9%
Receivables from derivative instruments	17,382	20,078	-13%
Noncurrent restricted cash	1,170	1,170	0%
Other noncurrent assets	8,148	6,665	22%
Total noncurrent assets	627,586	617,147	2%
TOTAL ASSETS	$808,524	$825,059	-2%
LIABILITIES			
Accounts payable	18,167	21,747	-16%
Accrued interest	7,185	2,567	180%
Current portion of long-term financial debt	33,796	43,421	-22%
Other current liabilities	3,194	4,431	-28%
Total current liabilities	62,342	72,166	-14%
Long-term financial debt	369,942	369,519	0%
Deferred income tax liability	6,577	6,515	1%
Total noncurrent liabilities	376,519	376,034	0%
Noncontrolling interest in subsidiaries	5,100	4,970	3%
Ultrapetrol (Bahamas) Limited shareholder's equity	364,563	371,889	-2%
TOTAL LIABILITIES	$808,524	$825,059	-2%





Thank You





ULTRAPETROL

Appendix

Cash flows from operating activities to EBITDA reconciliation

(In US$ 000's)	1Q 09	1Q 08	%
Total cash flows from operating activities	$15,029	$24,921	-40%
Total cash flows from investing activities	(23,195)	(40,354)	-43%
Total cash flows from financing activities	(9,231)	(6,812)	36%
Net cash provided by operating activities from continuing operations	14,639	26,108	-44%
Net cash (used in) provided by operating activities from discontinued operations	390	(1,187)	-133%
Total cash flows from operating activities	15,029	24,921	-40%
Plus			
Adjustments from continuing operations			
Increase / decrease in operating assets and liabilities	(3,567)	(3,392)	5%
Expenditure for dry docking	910	695	31%
Income taxes	407	627	-35%
Financial expenses	6,064	6,461	-6%
Net gains on derivatives, net	75	6,311	-99%
Other adjustments	(905)	(1,424)	-36%
Adjustments from discontinued operations			
Increase / decrease in operating assets and liabilities	(636)	72	-
Financial expenses	1	(14)	-107%
Other adjustments	(304)	-	-
EBITDA from continuing operations	17,623	35,386	-50%
EBITDA from discontinued operations	(549)	(1,129)	-51%
Consolidated EBITDA	17,074	34,257	-50%

(1) EBITDA consists of net income (loss) prior to deductions for interest expense and other financial gains and losses related to the financing of the Company, income taxes, depreciation of vessels and equipment and amortization of drydock expense, intangible assets, financial gain (loss) on extinguishment of debt and a premium paid for redemption of preferred shares. We have provided EBITDA in this report because we use it to, and believe it provides useful information to investors to evaluate our ability to incur and service indebtedness and it is a required disclosure to comply with a covenant contained in the Indenture governing the Company's 9% First Preferred Ship Mortgage Notes due 2014. We do not intend for EBITDA to represent cash flows from operations, as defined by GAAP (on the date of calculation) and it should not be considered as an alternative to measure our liquidity. This definition of EBITDA may not be comparable to similarly titled measures disclosed by other companies. Generally, funds represented by EBITDA are available for management's discretionary use. EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of our results as reported.

Appendix (cont'd)

Segment operating profit (loss) to EBITDA reconciliation

(In $ 000's)	First Quarter Ended March 31, 2009			
	River	Offshore Supply	Ocean	TOTAL
Segment operating profit (loss)	($402)	$2,062	$7,796	$9,456
Depreciation and amortization	3,241	1,328	5,416	9,985
Investment in affiliates / Net income attributable to noncontroling interest in subsidiaries	(85)	(130)	(5)	(220)
Gains on derivatives, net	-	75	-	75
Other, net	(179)	-	20	(159)
Segment EBITDA	$2,575	$3,335	$13,227	$19,137
Items not included in segment EBITDA				
Financial income				95
Other financial expenses				(1,609)
Discontinued operations				(549)
Consolidated EBITDA				$17,074



Appendix (cont'd)

Segment operating profit to EBITDA reconciliation

(In $ 000's)	First Quarter Ended March 31, 2008			
	River	Offshore Supply	Ocean	TOTAL
Segment operating profit	$772	$3,950	$15,429	$20,151
Depreciation and amortization	3,055	1,166	4,854	9,075
Investment in affiliates / Net income attributable to noncontroling interest in subsidiaries	(124)	(240)	(50)	(414)
Gains on derivatives, net	-	-	6,311	6,311
Other, net	(180)	-	5	(175)
Segment EBITDA	$3,523	$4,876	$26,549	$34,948
Items not included in segment EBITDA				
Financial income				438
Other Financial expenses				-
Discontinued operations				(1,129)
Consolidated EBITDA				$34,257
Adjustments				
Non-cash gains on FFAs				(11,719)
Adjusted Consolidated EBITDA				$22,538

